Exhibit 4.10

AMENDMENT TO TENON MEDICAL, INC. 2022 EQUITY INCENTIVE PLAN

September 18, 2025

Subject to the approval of the stockholders (the “Stockholder Approval”) of Tenon Medical, Inc., a Delaware corporation (the “Company”), at the Company’s 2025 Annual Meeting of Stockholders, the Tenon Medical, Inc. 2022 Equity Incentive Plan (the “2022 Plan”) is hereby amended as follows:

1. Section 3. Sections 3.1 and 3.2 of the 2022 Plan are hereby amended and restated in its entirety as follows:

“3.1 Stock Subject to the Plan. Subject to adjustment upon changes in capitalization of the Company as provided in Section 15 of the Plan and the automatic increase set forth in Section 3.2 of the Plan, the maximum aggregate number of Shares that may be subject to Awards and sold under the Plan will be equal to 1,328,365 Shares. In addition, Shares may become available for issuance under Section 3.2 of the Plan. The Shares may be authorized but unissued, or reacquired Common Stock.

“3.2 Automatic Share Reserve Increase. Subject to adjustment upon changes in capitalization of the Company as provided in Section 15, the number of Shares available for issuance under the Plan will be increased on the first day of each Fiscal Year beginning with the 2026 Fiscal Year, in an amount equal to either, as determined in the sole discretion of the Administrator (x) the greater of (A) 4% of the total number of shares of common stock outstanding on the last day of the prior fiscal year or (B) a number of shares that, when added to the number of shares reserved under the Plan on the last day of the prior fiscal year will cause the number of shares reserved under the Plan to equal 15% of the total shares of common stock outstanding on the last day of the prior fiscal year, or (y) a lesser number than obtained from the application of clause (x) above, as determined by the Administrator no later than the last day of the immediately preceding Fiscal Year.”

Except as expressly amended hereby, the terms of the 2022 Plan shall be and remain unchanged and the 2022 Plan as amended hereby shall remain in full force and effect.

IN WITNESS WHEREOF, the Company has caused this Amendment to be executed by its duly authorized representative on the day and year first above written.

TENON MEDICAL, INC.

By:	/s/ Steven Foster
Name:	Steven Foster
Title:	Chief Executive Officer and President